Exhibit 99.1

News Release

Stantec reports second quarter 2017 results with overall 4.5% organic gross revenue growth

EDMONTON, AB; NEW YORK, NY (August 9, 2017) TSX, NYSE: STN

Highlights

•	Gross revenue increased 26% from approximately $1.05 billion to $1.3 billion from Q2 16 to Q2 17

•	Organic gross revenue grew 4.5% from Q2 16 to Q2 17

•	EBITDA increased from $73.7 million to $158.1 million from Q2 16 to Q2 17, and adjusted EBITDA grew by 22% or $18.9 million

•	Diluted EPS increased from $0.20 to $0.85 from Q2 16 to Q2 17, and adjusted diluted EPS grew by 38% from $0.37 to $0.51

•	Administrative and marketing expenses as a percentage of net revenue decreased from 43.9% to 42.3% from Q2 16 to Q2 17

•	Proceeds from the Innovyze sale were used to repay debt by $221.3 million, and the transaction reduced goodwill and intangible assets by $194.4 million and $95.1 million respectively

Overview

Through execution of its consistent strategy of supplying expertise to clients through local offices around the world, Stantec gross revenue rose 26% from approximately $1.05 billion in Q2 16 to $1.3 billion in Q2 17. From Q2 16 to Q2 17, EBITDA rose from $73.7 million to $158.1 million. EBITDA was positively impacted by a decrease in administrative and marketing expenses as a percentage of net revenue, from 43.9% in Q2 16 to 42.3% in Q2 17. Adjusted EBITDA grew by 22% to $103.5 million. Diluted earnings per share (EPS) increased from $0.20 to $0.85, and adjusted diluted EPS increased 38% from $0.37 to $0.51.

Financial Summary
For the period ended June 30 (In millions of Canadian dollars, except per share amounts and %)	2017 Q2 $	2016 Q2 $	Change

Gross revenue	1,318.6	1,046.6	26.0%
EBITDA (note)	158.1	73.7	114.5%
Adjusted EBITDA (note)	103.5	84.6	22.3%
Net income Adjusted net income (note) Diluted earnings per share (EPS) Adjusted diluted EPS (note)	97.6 57.9 0.85 0.51	21.2 39.5 0.20 0.37	360.4% 46.6% 325.0% 37.8%
Cash dividends declared per common share	0.1250	0.1125	11.1%

Note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures defined in the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2016 Annual Report and the Q2 17 Management’s Discussion and Analysis.

Business Operating Unit and Geographic Results

Overall organic gross revenue growth of 4.5% was led by Stantec’s Buildings business operating unit, which experienced organic gross revenue growth of 5.1% in Q2 17 compared to Q2 16. The Company attributes this growth to the mobilization of new project wins in Canada and new opportunities in the US Education sector. In Q2 17 compared to Q2 16, growth in the Canadian and US Transportation sectors helped lift Stantec’s Infrastructure business operating unit to realize organic gross revenue growth of 4.6%; the Company’s Water business operating unit experienced 4.1% organic gross revenue growth.

In Q2 17 compared to Q2 16, Stantec’s Environmental Services business operating unit was stable, while organic revenue in the Energy & Resources business operating unit retracted 11.8%, a rate of retraction that slowed compared to 2016.

Executive Commentary

Bob Gomes, president and chief executive officer, noted that Stantec’s second quarter results met executive expectations. “These results were in line with our expectations and establish the trend of recovery in 2017 that we outlined in the first quarter. Organic growth in the consulting business was good across most of our business operating units and all our geographies this quarter. Buildings experienced a strong quarter, with organic gross revenue growth of 5.1%. We also experienced good growth in Water and Infrastructure. Including Construction Services, we had overall organic growth of 4.5% in the second quarter of 2017. This growth demonstrates the continued success of our full integration acquisition strategy and our ability to win projects and execute work around the world across a diverse range of sectors.”

Impact of Innovyze Sale

As projected last quarter, the Q2 17 sale of Innovyze (the water software business that was part of the acquisition of MWH Global) had a positive impact on earnings in the second quarter; sale proceeds were used to repay $221.3 million of the Company’s revolving credit facility, reducing our interest payments.

The sale of Innovyze also reduced goodwill and intangible assets by $194.4 million and $95.1 million respectively and reduced amortization of intangible assets by $1.2 million in Q2 17 compared to Q2 16.

The table below shows the impact of the Innovyze sale in the first and second quarters of 2017 and year to date:

Impact of Innovyze Transaction

(In millions of Canadian dollars except per share amounts)	Q1 17	Q2 17	YTD

Gross proceeds	-	369.1	369.1
Estimated working capital adjustments	-	(15.3)	(15.3)
Transaction costs	-	(16.9)	(16.9)

Net proceeds from sale	-	336.9	336.9
Net assets on close	-	(282.3)	(282.3)

Pre-tax gain on disposal	-	54.6	54.6

Impact on Taxes, Net Income, and EPS
Current tax provision	-	(124.1)	(124.1)
Deferred taxes previously recorded on Innovyze net assets	-	27.6	27.6
Deferred taxes recorded on held for sale classification	(90.4)	92.4	2.0

Income taxes expense	(90.4)	(4.1)	(94.5)

Impact on net income	(90.4)	50.5	(39.9)

Impact on EPS - basic	(0.79)	0.44	(0.35)

Impact on EPS - diluted	(0.79)	0.44	(0.35)

Additional Company Activity

During the second quarter of 2017, Stantec completed the transition of projects and the financial integration of MWH Americas Consulting Services into the Company’s enterprise management system. MWH Global should be fully integrated in 2018.

In Q2 17, Stantec acquired Seattle-based Inventrix Engineering Inc. (Inventrix), adding 22 employees to the Company and enhancing the Buildings business operating unit in the United States. Inventrix provides expertise in mechanical engineering.

Also in the quarter, Stantec repurchased 465,713 shares for a total value of $14.4 million at an average price of $30.94 per share through its Normal Course Issuer Bid.

On July 13, 2017, Stantec declared and paid a cash dividend of $0.1250 per share to shareholders of record on June 30, 2017. On August 8, 2017, the Company again declared a dividend of $0.1250 per share, payable on October 12, 2017, to shareholders of record as of September 29, 2017.

Subsequent Event

On July 28, 2017, Stantec acquired Denver-based RNL Facilities Corporation (RNL), adding approximately 130 employees to the Company’s Buildings business operating unit. Along with Denver, RNL has offices in Phoenix, Los Angeles, Washington, DC, and Abu Dhabi. RNL provides expertise in architecture, interior design, urban design, and landscaping.

Executive Transition

During the second quarter, Stantec announced the retirement of president and chief executive officer, Bob Gomes, effective December 31, 2017, after almost nine years in that role. Bob will remain as a director on the Company’s board. The board of directors chose Gord Johnston, executive vice president of Stantec’s Infrastructure business operating unit, as the incoming president and chief executive officer. Gord Johnston has more than 30 years of industry leadership experience, including more than 20 years with Stantec. During his time at Stantec, Gord has taken on various roles, including business leader for the Water and Infrastructure business operating units, and has played an active role in helping guide the Company’s strategic planning over the past nine years.

Conference Call and Company Information

Stantec’s second quarter conference call—to be held Wednesday, August 9, at 7:00 AM MDT (9:00 AM EDT)—will be broadcast live and archived in the Investors section of stantec.com. Financial analysts wanting to participate in the earnings conference are invited to call 1-866-222-0265 (Canada and United States) or 1-416-640-5942 (international) and provide the operator with confirmation code 5088427.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, water, and infrastructure projects to life. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships.

Our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted earnings per share are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2016 Annual Report and the Company’s 2017 Second Quarter Management’s Discussion and Analysis.

Certain statements contained in this news release constitute forward-looking statements. These statements include, but are not limited to, the anticipated integration timeline for MWH Global. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, our ability to successfully manage our integration program and respond to changing market conditions for Stantec’s services. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information about how other material risk factors could affect results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2016 Annual Report and the 2017 Second Quarter Management’s Discussion and Analysis. Stantec’s 40-F has been filed with the SEC, and you may obtain this document by visiting EDGAR on the SEC website at sec.gov. You may obtain our complete audited annual consolidated financial statements and associated Management’s Discussion and Analysis for the year ended December 31, 2016 (which form our 2016 Annual Report) by visiting EDGAR on the SEC website at sec.gov, on the CSA website at sedar.com, or at stantec.com. Alternatively, you may obtain a printed copy of the 2016 Annual Report free of charge from our Investor Contact noted below.

Media Contact	Investor Contact
Earl J. Woods	Sonia Kirby
Stantec Media Relations	Stantec Investor Relations
Ph: 780-969-6544	Ph: 780-616-2785
earl.woods@stantec.com	sonia.kirby@stantec.com

Design with community in mind

- Continued, Consolidated Statements of Financial Position and

Consolidated Statements of Income attached –

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	June 30 2017 $	December 31 2016 $

ASSETS
Current
Cash and cash equivalents	203,529	210,903
Cash in escrow	3,436	8,844
Trade and other receivables	794,257	806,417
Unbilled revenue	475,350	421,829
Income taxes recoverable	51,152	46,705
Prepaid expenses	57,803	62,253
Other financial assets	17,513	20,890
Other assets	5,223	4,679

Total current assets	1,608,263	1,582,520
Non-current
Property and equipment	210,170	213,931
Goodwill	1,581,812	1,828,061
Intangible assets	300,110	449,530
Investments in joint ventures and associates	9,722	9,220
Deferred tax assets	28,332	26,195
Other financial assets	166,236	160,056
Other assets	15,383	15,155

Total assets	3,920,028	4,284,668

LIABILITIES AND EQUITY
Current
Trade and other payables	664,262	718,197
Deferred revenue	209,751	201,766
Income taxes payable	5,307	1,795
Long-term debt	200,572	91,876
Provisions	30,134	36,011
Other financial liabilities	3,111	2,378
Other liabilities	21,698	20,795

Total current liabilities	1,134,835	1,072,818
Non-current
Long-term debt	601,161	928,586
Provisions	83,208	80,664
Net employee defined benefit liability	46,331	50,490
Deferred tax liabilities	50,489	79,592
Other financial liabilities	7,504	7,591
Other liabilities	81,487	88,427

Total liabilities	2,005,015	2,308,168

Shareholders’ equity
Share capital	873,741	871,822
Contributed surplus	19,736	18,736
Retained earnings	918,255	917,883
Accumulated other comprehensive income	100,100	167,287

Total shareholders’ equity	1,911,832	1,975,728

Non-controlling interests	3,181	772

Total liabilities and equity	3,920,028	4,284,668

Consolidated Statements of Income

(Unaudited)

	For the quarter ended		For the two quarters ended
	June 30		June 30

(In thousands of Canadian dollars, except per share amounts)	2017 $	2016 $	2017 $	2016 $

Gross revenue	1,318,681	1,046,642	2,594,941	1,802,025
Less subconsultant/subcontractor and other direct expenses	427,194	269,316	829,656	396,051

Net revenue	891,487	777,326	1,765,285	1,405,974
Direct payroll costs	412,186	360,420	813,606	649,929

Gross margin	479,301	416,906	951,679	756,045
Administrative and marketing expenses	377,247	341,630	757,981	613,307
Depreciation of property and equipment	13,568	12,547	27,474	22,604
Amortization of intangible assets	18,727	19,941	42,237	30,744
Net interest expense	6,204	10,843	13,812	13,931
Other net finance expense	1,361	2,524	3,550	3,652
Share of income from joint ventures and associates	(1,252)	(704)	(1,985)	(1,076)
Foreign exchange (income) loss	(1,053)	(39)	163	65
Gain on disposition of a subsidiary	(54,576)	-	(54,576)	-
Other income	(557)	(253)	(1,344)	(128)

Income before income taxes	119,632	30,417	164,367	72,946

Income taxes
Current	18,857	6,868	28,382	20,909
Current tax on disposition of subsidiary	124,053	-	124,053	-
Deferred	(967)	2,378	1,810	245
Deferred tax on disposition of subsidiary	(119,945)	-	(29,506)	-

Total income taxes	21,998	9,246	124,739	21,154

Net income for the period	97,634	21,171	39,628	51,792

Weighted average number of shares outstanding -basic	114,045,875	106,207,939	114,087,887	100,049,233

Weighted average number of shares outstanding -diluted	114,355,587	106,621,988	114,454,989	100,451,362

Shares outstanding, end of period	113,816,504	113,907,017	113,816,504	113,907,017

Earnings per share
Basic	0.86	0.20	0.35	0.52

Diluted	0.85	0.20	0.35	0.52